Algonquin Power & Utilities Corp. Issues 98,022,082 Common Shares Upon Conversion of Outstanding Convertible Debentures
NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES AND NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR TO U.S. PERSONS
OAKVILLE, ON, February 3, 2017 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN, NYSE: AQN) announced today the results of the final instalment payment in respect of its 5.00% convertible unsecured subordinated debentures ("Debentures") represented by instalment receipts ("Instalment Receipts"). Holders of $1,039,034,075 principal amount of Debentures have elected to convert their Debentures into APUC common shares ("Common Shares"). As a result, APUC has issued 98,022,082 Common Shares to former holders of Debentures. It is expected that $110,965,925 principal amount of Debentures will remain outstanding after giving effect to such conversions.
Holders of Debentures have the right, at any time prior to redemption or maturity, to convert their Debentures into Common Shares at a price of $10.60 per Common Share. On February 2, 2017, the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") was $11.58. Holders of Debentures are encouraged to exercise their conversion right before the next Common Share dividend record date to ensure that they receive future dividends paid by APUC. Conversion elections must be made by holders of Debentures through their broker, investment advisor or other intermediary.
Holders of Debentures are reminded that as of today the interest payable on the Debentures has fallen to an annual rate of 0%. As a result, no further interest will accrue or be paid on the Debentures. The Debentures are not and will not be listed on the TSX and may in the future be redeemed by APUC for 100% of their principal amount.
The Instalment Receipts, which until yesterday represented the interest of holders in the underlying Debentures, have now been cancelled and delisted from the TSX.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water and electricity generation, transmission and distribution utility services to over 782,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,150 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain matters discussed in this press release are "forward-looking statements" within the meaning of applicable securities laws. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "intends," "plans," "anticipates," "pro forma," "predicts," "seeks," "could," "would," "will," "can," "continue" or "potential" and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements in this press release include, without limitation, statements relating to the conversion of the Debentures. These statements reflect APUC management's current beliefs and are based on information currently available to APUC. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements (some of which may prove to be incorrect). APUC cautions readers that a number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements.
Additional detailed information about these assumptions, risks and uncertainties is included in APUC's securities regulatory filings, including under the heading "Enterprise Risk Management" in APUC's annual Management's Discussion and Analysis and in its Annual Information Form, which can be found on SEDAR at www.sedar.com. Except as required by law, APUC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For Further Information:

Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, ON L6J 2X1
Telephone: (905) 465-6770